December 2, 2021

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jessica Livingston

Re:	Columbia Banking System, Inc.

Registration Statement on Form S-4 (File No. 333-261281)

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 promulgated under the Securities Act of 1933, as amended, Columbia Banking System, Inc. (“Columbia”) respectfully requests that the Commission declare the above referenced Registration Statement on Form S-4 effective at 4:00 p.m. Eastern Time on December 3, 2021, or as soon thereafter as practicable.

Columbia requests that the Commission notify us of the effectiveness of the Registration Statement by calling our counsel, Patrick S. Brown of Sullivan & Cromwell LLP, at (310) 712-6603.

Sincerely,

/s/ Clint E. Stein

Clint E. Stein President and Chief Executive Officer of Columbia Banking System, Inc.

cc:	Kumi Yamamoto Baruffi

(Columbia Banking System, Inc.)

Cort L. O’Haver

(Umpqua Holdings Corporation)

Patrick S. Brown

(Sullivan & Cromwell LLP)

Edward D. Herlihy

(Wachtell, Lipton, Rosen & Katz)